Exhibit 12

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:

Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$89,607	$45,512	$155,751	$153,681	$102,636	$77,031	$146,379
Fixed charges less capitalized interest and preferred dividends	183,746	208,216	269,651	287,414	288,521	303,838	283,434
Distributed income of equity investees	11,724	6,171	9,586	4,959	12,665	15,661	9,450
Equity in losses of equity investees for which charges arise from guarantees	—	—	—	(1,646)	—	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(2,214)	(2,954)	(4,158)	(4,203)	(4,901)	(3,886)	(5,278)

Total earnings	$282,863	$256,945	$430,830	$440,205	$398,921	$392,644	$433,985

Combined fixed charges (1):
Interest expense (2)	$183,746	$208,216	$269,651	$287,414	$288,521	$303,838	$283,464
Capitalized interest	1,928	3,739	4,955	3,577	6,807	18,938	15,414
Preferred dividends (3)	47,268	47,218	63,020	53,289	42,555	42,082	34,038

Total combined fixed charges	$232,942	$259,173	$337,626	$344,280	$337,883	$364,858	$332,916

Ratio of earnings to combined fixed charges (4)	1.21	—	1.28	1.28	1.18	1.08	1.30

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.
(4) Total earnings for the nine months ended September 30, 2011 were inadequate to cover combined fixed charges by $2,228.